Exhibit 99.9

FOR IMMEDIATE RELEASE

TotalFinaElf Obtains 4 Deepwater Gulf of Mexico Blocks

Paris, April 2, 2003 — TotalFinaElf announces that its subsidiary TotalFinaElf E&P USA, Inc. was the high bidder on 4 deepwater exploration blocks in the Central Gulf of Mexico Sale 185. TotalFinaElf E&P USA Inc. will operate these blocks with a 100% working interest. Award of these blocks is subject to final approval by the Minerals Management Service.

The blocks cover a total area of 91 square kilometres in the Mississippi Canyon and Atwater Valley areas of Deepwater Gulf of Mexico.

The acquisition of these blocks is in accordance with the company’s strategy in the Gulf of Mexico of focusing exploration efforts on prospects with high reserve potential.

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